November 23, 2009

Re:	Nomura Partners Funds, Inc.
Filing on Form N-1A (33 Act File No. 033-13863; 40 Act File No. 811-001090

Via Electronic Filing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Division of Investment Management

Ladies and Gentlemen

On behalf of Nomura Partners Funds, Inc. (the “Corporation”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “Investment Company Act”) is an amendment to the Corporation’s registration statement on Form N-1A (the “Registration Statement”), including the exhibits thereto, which amendment constitutes Post-Effective Amendment No. 39 to the Registration Statement under the Securities Act (the “Amendment”).

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act in order to (i) reflect the enhanced disclosure and new prospectus delivery option for registered open-end investment companies as set forth in Form N-1A, as amended and (ii) add new disclosure regarding platform agreements. The Amendment is to be effective on January 28, 2010. The Amendment does not reflect any material items relating to the investment strategies or attendant risks of any series of the Corporation, or otherwise to the operations of series of the Corporation, since the filing with the Commission of the Corporation’s Registration Statement declared effective June 29, 2009.

The staff of the Commission most recently reviewed all nine series of the Corporation in connection with declaring the Corporation’s registration statement effective on June 29, 2009.

Please direct any communications relating to this filing to the undersigned at 617-662-1742.

Very truly yours,

/s/ K. David James
K. David James

cc:	Susan Betteridge Baker